December 16, 2008 VIA EDGAR Ms. Karen J. Garnett Assistant Director Securities and Exchange Commission Main Filing Desk 100 F. Street, NE Washington, DC 20549	Lauren Burnham Prevost 404-504-7744 lprevost@mmmlaw.com www.mmmlaw.com
RE:	United Development Funding IV Registration Statement on Form S-11 File No. 333-152760
Ladies and Gentlemen:
     On behalf of United Development Funding IV (the “Issuer”), please find transmitted herewith for filing the Issuer’s Pre-Effective Amendment No. 2 (the “Amendment”) to its Registration Statement on Form S-11 filed with the Securities and Exchange Commission (the “Commission”) on December 16, 2008 (Registration No. 333-152760) (the “Registration Statement”), in accordance with the Securities Act of 1933, as amended, and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder. As a courtesy to the Staff, two copies of the Amendment are being provided under separate cover, along with two additional copies that have been marked to show the changes effected in the Registration Statement by the Amendment.
     The Amendment is being filed principally in response to comments of the Staff set forth in the Commission’s letter dated November 25, 2008. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the Prospectus (the “Prospectus”) as revised and included in the Amendment. Other changes have also been made, as indicated in the marked materials.
     On behalf of the Issuer, we respond to the specific comments of the Staff as follows:
Risk Factors, page 27
We have no prior operating history...page 27
1. This risk factor contains multiple separate and distinct risks, including the risk that you have no prior operating history, the risk associated with delays in investing the proceeds of the offering and the risk of not having established financing sources. Each risk factor should only contain a single risk. Please revise.

Buckhead Office	1600 Atlanta Financial Center	With offices in	Charlotte, N.C.
(404) 233-7000	3343 Peachtree Road, N. E.		Washington, DC
Atlanta, Georgia 30326
Fax: (404) 365-9532

Morris, Manning & Martin, LLP
Securities and Exchange Commission
December 16, 2008

Response: The risk factor referenced in the Staff’s comment has been revised to describe only the risks associated with the Issuer’s lack of a prior operating history and the fact that the prior performance of other real estate programs may not be indicative of future results. The Issuer respectfully believes that these risks are interrelated and thus, are contained in one risk factor. The risks associated with the lack of established financing sources have been incorporated into the risk factor on page 48 of the Prospectus, “We expect to borrow money to make loans or purchase some of our real estate assets. If we fail to obtain or renew sufficient funding on favorable terms or at all, we will be limited in our ability to make loans or purchase assets, which will harm our results of operations. Furthermore, if we borrow money, your risks will increase if defaults occur.” The Issuer believes that separating the risks associated with the lack of established financing sources from this risk factor would be redundant and would not provide any additional meaningful disclosure to prospective investors.
Management, page 87
2. We note your response to our prior comment 18 and the revised disclosure. Item 407(a)(1)(ii) requires, however, that you disclose a definition of independence of a national securities exchange or of an inter-dealer quotation system which has requirements that a majority of the board of directors be independent. Refer to Question 133.01 of the Division of Corporation Finance Compliance and Disclosure Interpretations, Regulation S-K, which is available at www.sec.gov. Please amend accordingly. Additionally, please disclose whether your definitions of trustee independence are available to security holders on your website and if so, provide the website address.
Response: The section of the Prospectus under the caption “Management — General” beginning on page 88 has been revised in the Amendment to disclose that all of the Issuer’s independent trustees are independent under the independence tests provided in the New York Stock Exchange Listed Company Manual. This section of the Prospectus also has been revised to disclose that the Issuer’s definition of “independent trustees” will not be available to shareholders on the Issuer’s website. However, the Issuer hereby undertakes that the definition of “independent trustees” will be attached as an appendix to the Issuer’s next proxy statement, in compliance with Item 407(a)(2) of Regulation S-K.
The Advisory Agreement, page 96
3. We note your response to our prior comment 21. Please include the substance of your response to our prior comment 21 in the registration statement.
Response: The section of the Prospectus under the caption “Management — The Advisory Agreement” beginning on page 96 has been revised in the Amendment to include the substance of the Issuer’s response to Comment No. 21 in the Issuer’s letter dated October 17, 2008.
Plan of Distribution, page 182
4. We note your response to our prior comment 32. Please confirm that you will identify any other broker-dealer with whom you have an agreement or understanding, if any, in a future pre-effective amendment.

Morris, Manning & Martin, LLP
Securities and Exchange Commission
December 16, 2008

Response: The Issuer does not intend to enter into any agreement or understanding with any broker-dealer prior to the effective date of the offering. However, if the Issuer does have an agreement or understanding with any broker-dealer other than IMS Securities, Inc. prior to the effective date of the offering, such information will be disclosed in a future pre-effective amendment to the Registration Statement.
Table III, page A-4
5. We note your response to our prior comment 36. You have not, however, amended the second section of Table III to provide the distribution information (i.e., “Cash Distributions to Investors Source (on GAAP basis)” and “Source (on cash basis)”) based on a $1,000 investment. Please revise accordingly. Additionally, the second section of Table III on page A-5 for United Development Funding, L.P. does not appear to be complete. Please revise to show all sources of cash distributions.
Response: Table III beginning on page A-4 has been revised to provide distribution information including “Cash Distributions to Investors — Source (on GAAP basis)” and “— Source (on cash basis)” based on a $1,000 investment. In addition, the second section of Table III for United Development Funding, L.P. on page A-5, as well as the remainder of Table III, have been revised to show all sources of cash distributions.
Table V, pages A-8 to A-11
6. Please explain to us, and consider disclosing, the meaning of each of the line items in the rows in the table on page A-8 and the columns in the tables on pages A-9 to A-11.
Response: With respect to Table V for United Mortgage Trust on page A-8, United Mortgage Trust reinvests the proceeds from loan repayments and has no plan to liquidate and terminate the fund on or before any specific date. Table V reflects the performance of the portfolio in terms of the loans purchased, loans repaid and losses associated with the loans for each calendar year 2005 through 2007. Specifically, the dollar amount and number of Residential Mortgages and Contracts for Deed, Interim Mortgages and Land Development Investments at the beginning of each year, the dollar amount and number of loans repaid each year, the dollar amount and number of loans added each year, the dollar amount and number of loans foreclosed upon each year, the losses realized from the sale of foreclosed properties securing the loans each year, the dollar amount and number of foreclosed properties remaining at the end of each year and the total of loan losses including provision for loan losses on the outstanding portfolio at the end of each year.
     Loan losses and provision for loan losses for United Mortgage Trust for the respective years are included, along with all other operating expenses, in “Gross Revenue — Less — Operating expenses” in Table III for United Mortgage Trust on page A-4. “Net income” in such Table III reflects earnings from interest income less expenses inclusive of loan losses and provisions for loan losses; therefore, the performance of United Mortgage Trust is reflected in “Net income” reported each year in Table III. Narrative disclosure and footnotes regarding this information have been added to page A-8. In addition, the Issuer respectfully notes the disclosure in the “Prior Performance Summary — Public Programs —

Morris, Manning & Martin, LLP
Securities and Exchange Commission
December 16, 2008

United Mortgage Trust” section beginning on page 122, which discusses United Mortgage Trust’s prior performance and includes disclosure stating that United Mortgage Trust has no plan to liquidate and terminate the fund on or before any specific date.
     With respect to Table V for United Development Funding, L.P. and United Development Funding II, L.P. on pages A-9 and A-10, such funds reinvest the proceeds from loan repayments and equity investments and have no plans to liquidate and terminate the funds on or before any specific date. Table V reflects the performance of the portfolios in terms of loans and equity investments made, loans repaid, equity investments returned, interest income and/or profit participation received on loans and equity investments and portions of loans converted to equity participations.
     Performance of the individual loans and/or equity investments is reflected in the final column, “Interest Earned and/or Profit Participation.” Net income for each of the years 2004 through 2007 for United Development Funding, L.P. and United Development Funding II, L.P. is stated in Table III on pages A-5 and A-6, respectively. Narrative disclosure and footnotes regarding this information have been added to pages A-9 and A-10. In addition, the Issuer respectfully notes the disclosure in the “Prior Performance Summary — Private Programs” section beginning on page 128, which discusses these funds’ prior performance and includes disclosure stating that the funds have no plans to liquidate and terminate the funds on or before any specific date.
     With respect to Table V for United Development Funding III, L.P. on page A-11, such fund reinvests the proceeds from loan repayments and intends to liquidate and terminate the fund on or before December 31, 2028. Table V reflects the performance of the portfolio in terms of loans made, loans repaid and interest income received on loans.
     Performance of the individual loans is reflected in the final column, “Interest Earned and/or Profit Participation.” Net income for the years 2006 and 2007 is stated in Table III on page A-7. Narrative disclosure and footnotes regarding this information have been added to page A-11. In addition, the Issuer respectfully notes the disclosure in the “Prior Performance Summary — United Development Funding III, L.P.” section beginning on page 126, which discusses United Development Funding III, L.P.’s prior performance and includes disclosure stating that United Development Funding III, L.P. intends to liquidate and terminate the fund on or before December 31, 2028.
Exhibit 5.1
7. Please confirm that you will file executed legal and tax opinions prior to effectiveness and update the reference to the legal and tax opinions in the exhibit index accordingly.
Response: The executed opinion of Venable LLP as to the legality of the securities has been filed as Exhibit 5.1 to the Amendment. The executed opinion of Morris, Manning & Martin, LLP as to tax matters has been filed as Exhibit 8.1 to the Amendment. The Exhibit Index on page II-15 of the Amendment has been revised to reflect the filing of these opinions.

Morris, Manning & Martin, LLP
Securities and Exchange Commission
December 16, 2008

* * * *
The Issuer acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it will not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, will not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Issuer will not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
MORRIS, MANNING & MARTIN, LLP
/s/ Lauren Burnham Prevost
Lauren Burnham Prevost

cc:	Hollis M. Greenlaw, Esq.